Exhibit 99.1

Lixiang Education Announces Plan to Implement ADS Ratio Change

LISHUI, China, September 13, 2024 (GLOBAL NEWSWIRE) -- Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private education service provider in China, today announced that it plans to change the ratio of its American depositary shares (“ADSs”) to its ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the current ADS Ratio of one (1) ADS to ten (10) ordinary shares to a new ADS Ratio of one (1) ADS to one hundred (100) ordinary shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about September 30, 2024 (the “Effective Date”).

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-ten reverse ADS split. On the Effective Date, holders of ADSs in the Direct Registration System (“DRS”) and in The Depository Trust Company (“DTC”) will have their ADSs automatically exchanged and need not take any action. The exchange of every ten (10) then-held (existing) ADSs for one (1) new ADS will occur automatically, at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

The Company’s ADSs will continue to be traded on the Nasdaq Global Market under the symbol “LXEH.” The ADS Ratio Change will have no impact on the Company’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com